SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2011

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Press Release  |  Lisbon  |  28 March 2011

Update on PT’s investment in and strategic partnership with Oi — conclusion of the transaction

Following the announcement regarding Portugal Telecom’s (“PT”) investment in and strategic partnership with Oi and the completion of the capital increase launched by Oi, PT informs that it has acquired a direct and indirect stake of 25.28% in Telemar Norte Leste (“TMAR”) for a cash consideration of R$ 8.32 billion.

As a result of the capital increases undertaken as part of PT’s investment in Oi, Tele Norte Leste’s (“TNL”) pro-forma net debt for 2010 was reduced by R$ 6.0 billion to R$ 12.7 billion and pro-forma net debt to EBITDA now stands at 1.2x, thus enhancing significantly Oi’s financial profile.

As previously stated the corporate governance rights attributed to PT will allow the proportional consolidation of its 25.6% direct and indirect stake in Telemar Participações S.A. (“TmarPart”), which fully consolidates TNL and TMAR. This proportional consolidation will take place from 1 April 2011.

PT’s investment in Oi is structured as follows: (1) a 35% stake in AG Telecom Participações S.A. (“AG”); (2) a 35% stake in LF Tel S.A. (“LF”); (3) a 12.07% stake in TmarPart; (4) a 10.49% stake in TNL, and (5) a 9.43% stake in TMAR. These combined investments equate to a 25.28% direct and indirect stake in TMAR of which around two thirds are held directly in listed companies, as detailed below:

	PT		AG		LF		TmarPart		TNL		Others		Total
(Thousand shares)	# Shares	% Shares	# Shares	% Shares	# Shares	% Shares	# Shares	% Shares	# Shares	% Shares	# Shares	% Shares	# Shares	% Shares
AG
Common		35.0%		n/a		0.0%		0.0%		0.0%		65.0%		100.0%
LF
Common		35.0%		0.0%		n/a		0.0%		0.0%		65.0%		100.0%
TmarPart
Common		12.1%		19.3%		19.3%		n/a		0.0%		49.2%		100.0%
TNL
Common	20,752	11.3%	—	0.0%	—	0.0%	103,814	56.4%	n/a	n/a	59,442	32.3%	184,008	100.0%
Prefered	28,299	10.0%	11,413	4.0%	11,413	4.0%	—	0.0%	n/a	n/a	232,342	82.0%	283,466	100.0%
Total	49,051	10.5%	11,413	2.4%	11,413	2.4%	103,814	22.2%	n/a	n/a	291,784	62.4%	467,474	100.0%
TMAR
Common	—	0.0%	—	0.0%	—	0.0%	—	0.0%	150,971	98.0%	3,061	2.0%	154,032	100.0%
Prefered	32,476	17.1%	11,240	5.9%	11,240	5.9%	13,079	6.9%	91,250	48.0%	30,956	16.3%	190,241	100.0%
Total	32,476	9.4%	11,240	3.3%	11,240	3.3%	13,079	3.8%	242,221	70.4%	34,017	9.9%	344,273	100.0%

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT’s Economic Interest in TMAR

Through AG	3.1%
Through LF	3.1%
Through TmarPart	2.3%
Through TNL	7.4%
Direct in TMAR	9.4%
Total	25.3%

PT has also concluded the acquisition of a 16.2% stake in CTX for R$ 116 million. As a result of this purchase, PT has acquired a direct and indirect stake (via AG and LF) of 42.0% in CTX, which will be proportionally consolidated as from 1 April 2011. CTX fully consolidates Contax. As previously announced, the next step of this transaction includes the merger of Dedic/GPTI with Contax. According to Brazilian securities regulation governing transactions an independent committee will be created to analyse the proposed exchange ratio and make a recommendation to Contax’s Board of Directors. The merger is subject to Board of Directors and Shareholders approval at both companies.

Final closing of both transactions announced today will take place up to or on 1 April 2011.

Following the merger, considering the proposed exchange ratio, CTX will acquire R$ 49.7 million in Contax shares held by PT, PT will subscribe a capital increase in CTX using Contax’s shares and Contax will repay R$ 162.6 million intercompany loans that Dedic/GPTI has with PT. As a result, PT will hold a direct and indirect stake in CTX of 44.4%, which will then be proportionally consolidated.

Upon completion of both Oi’s and Contax’s transactions, PT will proportionally consolidate 25.6% of Oi and 44.4% of CTX and the total combined investment will stand at R$ 8.2 billion, with an implied EV/2010 EBITDA multiple of 5.8x.

Following these transactions, PT will continue to benefit from a robust balance sheet and significant financial flexibility, with a cash flow profile consistent with its attractive shareholder remuneration policy and an investment grade rating.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2011

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.